______ __, 2021

To: Dr. Shai Yarkoni

33 Lamed-Hei street

Kfar-Saba 4439529

Israel

Letter of Agreement

Dear Shai,

In connection with your contribution to the contemplated Share Transfer Agreement between Cellect Biotechnology Ltd. (the “Company”) and EnCellX, Inc. (“NewCo”), and to NewCo’s continued success, the Company hereby undertakes to compensate you by way of bonus payment(s), in accordance with the following terms:

1.	You shall be entitled to a cash bonus (the “Bonus”) reflecting payments you would have received had you owned, upon incorporation of NewCo, common Shares equal to 40% of the capital stock of NewCo on a fully diluted basis. The Bonus will be payable with respect to any (i) dividend payment distributed by NewCo; or (ii) consideration received by the NewCo shareholders from a third party.

2.	In order to secure the Bonus, NewCo , shall issue such number of Common Shares constituting 40% of the issued and outstanding share capital on a fully diluted basis (the “Escrowed Securities”) on the name of Altshuler Shaham Trusts Ltd. (the “Escrow Agent”), in accordance with the terms and provisions stipulated in that certain Escrow Agreement, by and among the Company, NewCo and the Escrow Agent, attached hereto as Annex A (the “Escrow Agreement”).

3.	You hereby agree and acknowledge that (i) NewCo is not under any obligation to distribute dividends to its shareholders; and (ii) Company is not under any obligation to transfer to you funds it has not received from the Escrow Agent.

4.	All costs, expenses and taxes with respect to a Bonus payable to you under this agreement will be your sole responsibility. The Company or the Escrow Agent shall be entitled to withhold and set-off from payments any and all amounts as may be required from time to time under any applicable law.

5.	The Escrow Agent will vote with respect to the Escrowed Securities, together with the vote of Mr. Aditya Mohanty (the “Founder”). In addition, following the IPO of NewCo, if takes place, the Escrow Agent will sell the Escrowed Securities simultaneously and under the same terms as the Founder sold his securities of NewCo. For the avoidance of doubt, you shall not be entitled to any pre-emptive rights with respect to the Escrowed Securities.

6.	This agreement will survive the termination hereof and be in full force and effect until such time as the Escrow Agent has received consideration following the sale of the entire amount of Escrowed Securities in escrow, and such consideration was transferred to you under the terms hereof.

7.	The Representative under that certain Contingent Value Rights Agreement dated March 24, 2021 shall be entitled to review and verify the proper existence of the escrow mechanism under the Share Transfer Agreement.

8.	Other than permitted transfer to your successors and heirs, you shall neither assign any of your rights or obligations hereunder nor permit the same to be assigned by operation of law, except with the Company’s prior written consent.

9.	This agreement will be subject to Israeli law and the courts in the District of Tel-Aviv Yafo shall have exclusive jurisdiction with respect to any dispute arising out of or in connection with this Agreement.

If the above is acceptable to you, please confirm your acceptance of these terms and conditions with your signature in the space provided below.

Yours sincerely,
Cellect Biotechnology Ltd.

Signature: _____________
Name: ________________
Date: _________________

Agreed and accepted:

Signature: _________________

Name: Shai Yarkoni

Date: _____________________

_________________________

EnCellX, Inc.

By:______________

Date: ____________